Exhibit 1



Sao Paulo, November 14th 2003.


In response of the official correspondence GAE/SAE number 1,993-03, sent by CVM (Securities and Exchange Commision of Brazil) on November 13, 2003, the Company informs that it estimates a growth of about 8% in total meat volumes for 2003. If this growth is realized and considering the current economic environment and market condition, the Gross Sales could reach R$ 4.4 billion in 2003.


Sincerely,

Perdigao S.A.
Wang Wei Chang
Chief Financial Officer